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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended: January 31, 1998
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable

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Part I--Registrant Information

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      Full name of Registrant:  Venture Stores, Inc.
      Former Name if Applicable:  Not applicable.

      2001 East Terra Lane
      Address of Principal Executive Office (Street and Number)

      O'Fallon, Missouri  63366-0110
      City, State and Zip Code


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Part II--Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that:

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

[X]   (c)   The accountant's statement or other exhibit required by Rule
12b-25(c) is not applicable.

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Part III--Narrative

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State below in reasonable detail the reasons why Form 10-K or portion thereof could not be filed within the prescribed time period.

      On January 20, 1998 the Company filed in the United States Bankruptcy Court for the District of Delaware a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code (the "Bankruptcy Petition"). The Company continues in possession of its properties and is operating and managing its business as a debtor-in-possession subject to Court approval of certain actions. On April 27, 1998, the Company announced that, subject to Court approval, it plans to sell and assign the leases on most of its stores and other real estate to Kimco Realty Corporation for at least $95.0 million in cash, less certain closing adjustments. Despite the Company's diligent efforts, completion of the Form 10-K has been delayed due to various difficulties associated with the filing of the Company's Bankruptcy Petition, including without limitation completion of the audit of the Company's financial statements, compilation of the necessary financial and other information to be included in the Form 10-K, and the Company's limited financial and personnel resources as a result of the Bankruptcy Petition.


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Part IV--Other Information

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      (1)   Name and telephone number of person to contact in regard to this notification

Tony L. Bogolin                     (314)                   281-6130
   (Name)                        (Area Code)           (Telephone Number)

      (2)   Have all other periodic reports required under section 13 or
15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [X] Yes     [  ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [X] Yes     [  ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company anticipates that the statements of income included in its Annual Report on Form 10-K for the fiscal year ended January 31, 1998 will report a net loss of approximately $244.3 million, as compared to a net loss of $61.0 million reported for fiscal 1996. The Company anticipates that the net loss per common share for fiscal 1997 will be $13.37, compared to a net loss per common share of $3.38 for fiscal 1996.

      The increases in net loss and net loss per share resulted primarily from a nonrecurring charge in fiscal 1997 of $63.9 million associated with the closing of 20 stores sold during fiscal 1997, a reorganization charge of $67.3 million taken in connection with the Company's Bankruptcy Petition, and an extraordinary item of $2.4 million, net of tax, related to the write-off of unamortized deferred financing costs and prepayment penalties related to
the termination of the Company's previous credit agreement.   In addition to
the foregoing, results of operations were negatively impacted by a 12.1% decline in sales from $1,485.8 million in fiscal 1996 to $1,305.9 million in fiscal 1997. Such decline resulted from a significantly lower number of store locations during 1997 as compared to 1996 as a result of the closing of 20 stores during the third quarter of 1997, and disruptions in merchandise flow from certain of the Company's vendors. Additionally, interest expense increased to $39.6 million during fiscal 1997 from $27.6 million in fiscal 1996, primarily as a result of higher short term borrowings and an increase in the financing obligation resulting from a sale/leaseback transaction effected by the Company during the third quarter of 1997.


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                             VENTURE STORES, INC.
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  May 4, 1998                  By ________________________________________
                                       Name:
                                       Title:






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